BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

July 11, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Mr. Michael Volley, Staff Accountant

Re:	Ministry Partners Investment Company, LLC Pre-Effective Amendment No. 3 to Registration Statement on Form S-1/A3 Filed July 10, 2012 File No. 333-175144

Ladies and Gentlemen:

Filed with this letter is a blue line comparison copy of the above-referenced S-1/A3 showing changes from the S-1/A2 previously filed with the Commission on May 4, 2012. Please contact me with any questions.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak

cc:	Billy M. Dodson, President Ministry Partners Investment Company, LLC